Exhibit 2.1

December 12, 2014

Share Purchase Agreement

relating to all shares in

MailStore Software GmbH

SHARE PURCHASE AGREEMENT

by and among

1.	Seller 1

2.	Seller 2

3.	Seller 3

4.	Seller 4

5.	Seller 5

6.	Seller 6 (Seller 1 through Seller 6, the “Sellers”)

7.	Carbonite Germany GmbH, a corporation incorporated under the laws of Germany, having its official seat at Hamburg, registered in the commercial register of the local court of Hamburg under registration number HRB 128564 (the “Purchaser”).

(the Sellers and the Purchaser and any other person who becomes a party to this Agreement are together referred to as the “Parties”).

1.	PREAMBLE

1.1	The Sellers are the sole shareholders of MailStore Software GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany, with registered address at Clörather Straße 1 – 3, 41748 Viersen, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Mönchengladbach under HRB 11557 (the “Company”). The Company’s share capital amounts to EUR 25,000 (in words: Euro twenty-five thousand), is fully paid-up and divided into several shares with differing nominal amounts (the “Shares”) and is held by the Sellers as set out in more detail in Schedule 1.1 and which includes the latest list of shareholders that was submitted to the Commercial Register.

1.2	By entering into this Agreement, the Sellers intend to sell and transfer to the Purchaser, and the Purchaser, having carried out a due diligence review of the Company and its Business (as defined below), intends to acquire, the Shares in accordance with this Agreement.

2.	DEFINITIONS

2.1	The definitions used in this Agreement shall have the meaning set out in Schedule 2.1.

2.2	In this Agreement:

2.2.1	a reference to a company or other legal entity shall be construed so as to include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split-up or de-merged, by means of a statutory split-up or demerger;

2.2.2	a reference to a “person” includes a reference to an individual, a corporate body, an association, a partnership, a government or a state body and any other legal entity and includes in each case such person’s successors and permitted assigns;

2.2.3	a reference to the singular includes a reference to the plural and vice versa, unless the context requires otherwise; and

2.2.4	a reference to any time is to local time in Munich, Germany on the day in question.

2.3	A reference to a Preamble, Clause, or Schedule means a preamble, clause or schedule of or to this Agreement.

3.	SALE AND ASSIGNMENT

3.1	Upon the terms set forth in this Agreement and with economic effect (mit wirtschaftlicher Wirkung) as of the Effective Date each relevant Seller hereby sells (verkauft) its respective Shares set out against its name in Schedule 1.1 to the Purchaser, and the Purchaser hereby purchases, and accepts such sale of the Shares;

3.2	Subject to satisfaction or waiver of the Conditions Precedent (aufschiebende Bedingungen) (as defined below), each relevant Seller hereby assigns (tritt ab) its respective Shares set out against its name in Schedule 1.1 to the Purchaser, and the Purchaser hereby accepts such assignment of the Shares;

3.3	The Sellers hereby irrevocably waive all option rights, sale rights (Verkaufsrechte), rights of first refusal (Vorkaufsrechte) and rights of first offer (Voranbietungsrechte) or any other rights, to which they may be entitled with regard to the transfer of the Shares contemplated in this Agreement. Moreover, the Parties agree that any and all shares held by the Sellers in the Company shall be sold and transferred to the Purchaser even if the numbering and denomination of the Shares pursuant to Schedule 1.1 should be incorrect. For the avoidance of doubt, the Parties hereby clarify that the Sellers shall be treated (a) within the internal relationship between the Sellers and (b) within the relationship between the Sellers and the Purchaser, as if the Sellers hold the shares in the proportion as set out in Schedule 1.1, unless otherwise provided for in this Agreement.

3.4	The sale and assignment of the Shares shall include all ancillary rights and benefits attached to the Shares, including dividend rights. All profits, including profits attributable to periods ending prior to the Effective Date which have not been distributed before the Effective Date shall be for the benefit of the Purchaser.

3.5	The Sellers as shareholders of the Company have granted their consent to the sale and transfer of the Shares and all rights, claims, agreements and arrangements related thereto. A copy of the consent is attached hereto as Schedule 3.5.

3.6	Seller 1, Seller 4, Seller 5 and Seller 6 delivered written declarations of their respective spouses (Ehegatten bzw. Lebenspartner einer eingetragenen Lebenspartnerschaft) which live in the matrimonial property regimes (ehelicher Güterstand) of common accrued gains (Zugewinngemeinschaft) or joint property (Gütergemeinschaft) granting consent to the sale and transfer of their respective Sellers Shares pursuant to sec. 1365 or 1423 of the German Civil Code (Bürgerliches Gesetzbuch – BGB) as attached hereto as Schedule 3.6

4.	CONDITIONS PRECEDENT

4.1	The transfer of the Shares on the Closing Date is subject to satisfaction or waiver of the condition precedent (aufschiebende Bedingungen) that the Sellers receive (i) the Initial Share Purchase Price as defined in Clause 5.1 in the Sellers’ Account (as defined below) and (ii) the Holdbacks are paid to the Escrow Account as defined below) ((i) and (ii) collectively the “Condition Precedent”). The obligation of each Party to consummate the transactions contemplated by this Agreement shall hereinafter jointly be referred to as “Transaction”, the consummation of the Transaction the “Closing”.

4.2	To the extent legally permissible, the Condition Precedent may be waived (in whole or in part) only by the Sellers (acting jointly) by written notice to the Purchaser.

5.	PURCHASE PRICE

5.1	The purchase price for the Shares shall amount to EUR 15,950,000 (in words: fifteen million nine hundred fifty thousand Euro), (the “Share Purchase Price”). The Share Purchase Price is due and payable on the Closing Date in accordance with Clause 5.4 and shall be allocated amongst the Sellers pro rata to their shareholding in the Company.

5.2	15% of the Share Purchase Price (EUR 2,392,500 (in words: two million three hundred ninety two thousand five hundred Euro)) (the “Representation and Warranty Hold-Back”) shall be deposited by the Purchaser on the Closing Date with notary public Dr. Armin Hauschild, Dusseldorf, Germany (the “Escrow Agent”) to hold in escrow on the basis of the escrow agreement attached hereto as Schedule 5.2, among the Escrow Agent, the Sellers and the Purchaser (the “Escrow Agreement”) as security for the fulfillment of (i) potential Purchaser’s Claims (as defined in Clause 9.2 below) and (ii) tax claims of the Purchaser with respect to a tax indemnity pursuant to Section 10.3.1 which have been assessed by the respective Taxing Authority or have been acknowledged by the Sellers (“Tax Claims”), if any. The amount of Representation and Warranty Hold-Back not reduced for settlement of a Purchaser’s Claim or reserved for a pending Purchaser’s Claim in accordance with the Escrow Agreement (the “Net Hold-Back Amount”) shall be released from escrow and allocated amongst the Sellers pro rata to their shareholding in the Company immediately prior to the Closing Date as follows: 50% of the Net Hold-Back Amount on the eighteen (18) month anniversary of the Closing Date and the remaining 50% of the Net Hold-Amount on the thirty six (36) month anniversary of the Closing Date.

5.3	10% of the Share Purchase Price (EUR 1,595,000 (in words: one million five hundred ninety five thousand Euro)) (the “Management Retention Hold-Back”) shall be deposited by the Purchaser on the Closing Date with the Escrow Agent, to be held in escrow for a period of eighteen months following the Closing Date on the basis of the Escrow Agreement to secure the continuous office of Seller 1, Seller 4 and Seller 5 as managing directors of the Company after the Closing Date and to secure potential Tax Claims. In the event that (i) any of the managing directors entering into management service contracts pursuant to Clause 6.2.3 have terminated (kündigen) their management service contracts without being entitled to terminate such contract for cause (aus wichtigem Grund) pursuant to Section 626 German Civil Code (BGB) or (ii) have been validly terminated by the Company for cause (aus wichtigem Grund) pursuant to Section 626 German Civil Code (BGB) (in each case a “Forfeiture Event”) or (iii) if and to the extent a Tax Claim occurred, in any case prior to the eighteen (18) month anniversary of the Closing Date (a “Tax Claim Event”), the Management Retention Hold-Back shall (x) in the event of a Forfeiture Event not be released from escrow in its entirety and paid to the Purchaser and (y) in the event of a Tax Claim Event the amount for such Tax Claim shall be kept in escrow as collateral and the remaining amount shall be released from the Management Retention Hold-Back and paid to the and allocated amongst the Sellers pro rata to their shareholding in the Company Sellers immediately prior to the Closing Date. If neither a Forfeiture Event nor a Tax Claim Event has not occurred prior to the eighteen (18) month anniversary of the Closing Date, the Management Retention Hold-Back shall be released from escrow in its entirety and allocated amongst the Sellers pro rata to their shareholding in the Company immediately prior to the Closing Date. The details of the release mechanism and release requirements are set out in the Escrow Agreement.

5.4	The Share Purchase Price less (i) the Representation and Warranty Hold-Back and (ii) the Management Retention Hold-Back (the “Initial Share Purchase Price”) shall be paid by the Purchaser on the Closing Date in accordance with Clause 6.2.1.

5.5	The Company shall have at the Closing Date at least EUR 600,000 (in words: six hundred thousand EURO) as available funds in Company bank accounts, after deducting outgoing Company wire transfers in transit which will be confirmed by the Parties at the Closing Date in accordance with Clause 6.2.4. In the event that the Company has less than EUR 600,000 (in words: six hundred thousand EURO) on the Closing Date, the Share Purchase Price and, consequently, the Initial Share Purchase Price shall be reduced by such deficiency to which the actual amount falls short to EUR 500,000 (in words: five hundred thousand EURO) and the Representation and Warranty Hold Back shall be increased by such deficiency to which the actual amount falls short to EUR 600,000 (in words: six hundred thousand EURO). For example: Should the Company have at the Closing Date funds (as defined above) in the amount of EUR 400,000 only, the Share Purchase Price would be reduced by EUR 100,000 and the Representation and Warranty Hold Back would be increased by another EUR 100,000 which would reduce the Initial Purchase Price by a total of EUR 200,000.

6.	CLOSING

6.1	Unless the Parties agree otherwise:

6.1.1	Closing shall occur at 10 a.m. one week after signing this Agreement or any other day the Parties mutually agree (the day on which the Closing actually occurs, the “Closing Date”); and

6.1.2	the Closing shall take place at the offices of Fieldfisher in Düsseldorf, Germany.

6.2	On the Closing Date the Parties shall take, or cause to be taken on their behalf, the following actions (each a “Closing Action” and collectively the “Closing Actions”) which shall be taken in the order set forth below but which shall be deemed to have been taken simultaneously (Zug um Zug):

6.2.1	the Purchaser shall pay, or procure the payment of, the Initial Share Purchase Price into the accounts specified in Schedule 6.2.1 (the “Sellers’ Account”);

6.2.2	the Purchaser shall deposit with the Escrow Agent the Representation and Warranty Hold-Back and the Management Retention Hold-Back, to be held in escrow in accordance with the terms of an Escrow Agreement;

6.2.3	the Company and the Sellers Tim Berger, Stefan Schultze and Philip Weber shall execute the management service contracts (Geschäftsführer-Anstellungsverträge) attached hereto as draft in Schedule 6.2.3 with effect as at or earlier than the Closing Date;

6.2.4	the Sellers shall deliver to the Purchaser account statements and a bank certification relating to Company bank accounts as of the Closing Date evidencing that the Company has at least EUR 600,000 (in words: six hundred thousand EURO) as available funds in Company bank accounts, after deducting outgoing Company wire transfers in transit.

6.2.5	the Sellers shall deliver to the Purchaser a letter from (i) GLNS Rechtsanwälte Steuerberater Partnerschaft mbB and (ii) Pericap AG acknowledging that there are no outstanding fees for services rendered from each firm, respectively, in connection with the transactions contemplated by this Agreement or rendered otherwise to the Company prior to the Closing Date which are still to be paid by the Company to either firm after the Closing Date;

6.2.6	the Sellers shall deliver to the Purchaser a resolution of the shareholders’ meeting of the Company granting discharge of the members of the management board for the period before the Closing Date;

6.2.7	Seller 1 shall transfer and assign any and all domain rights that are still registered under his name to the Company pursuant to that certain assignment agreement between Seller 1 and the Company to be entered into at Closing;

6.2.8	The employees of the Company set forth on Schedule 8.24 shall have executed and delivered to the Company and Purchaser a waiver of entitlement to bonus payments for the 2014 fiscal year in substantially the form attached as Schedule 6.2.8.

6.2.9	the Sellers shall deliver to the Purchaser signed Relevant Knowledge Bearers Certificates pursuant to Section 8.25;

6.2.10	the Parties shall execute a closing memorandum substantially in the form attached as Schedule 10 confirming the satisfaction or waiver, as the case may be, of the Condition Precedent and the implementation of the Closing Actions.

6.3	The Sellers and the Purchaser hereby instruct the acting notary to submit an amended shareholder’s list of the Company to the competent commercial register showing the Purchaser as sole shareholder of the Company. The amended shareholder’s list shall be submitted by the acting notary without undue delay after receipt of a copy of the closing memorandum executed by the Parties.

7.	RESCISSION

7.1	The Sellers, acting jointly, shall be entitled to rescind this Agreement (zurücktreten) by giving written notice (Rücktrittserklärung) to the Purchaser if payment of the Share Purchase Price is not made in full until December 20, 2014.

7.2	Upon rescission of this Agreement, all rights and obligations of all Parties hereunder shall terminate without any liability of the Sellers towards the Purchaser (other than for breach of this Agreement prior to such rescission), provided that:

7.2.1	Clauses 7.1, and 7.2, and Clauses 14 (Confidentiality), 15 (Miscellaneous) and 16 (Severability) of this Agreement shall remain in full force and effect;

7.2.2	the Confidentiality Agreement shall remain in full force and effect; and

7.2.3	such rescission shall not prevent or limit any claims either party may have on the basis of any circumstances relating to the non-fulfilment of the Condition Precedent or breach of any of the other party’s obligations under or in connection with this Agreement.

8.	SELLERS’ REPRESENTATIONS AND WARRANTIES

8.1	The Parties have intensively discussed and negotiated if and to what extent the Sellers shall be liable for defects relating to the Shares as well as the Business and have decided to depart from the statutory warranties regarding a sale (gesetzliche Kaufgewährleistung). Instead, they have agreed to replace the statutory system and provide for an independent catalogue of specific rights of the Purchaser individually agreed as set forth in Clauses 8 and 9. Subject to the limitations of liabilities and the explicit restrictions of certain legal rights agreed in this Agreement, the Sellers represent and warrant to the Purchaser by way of an independent guarantee (selbständiges Garantieversprechen) pursuant to section 311 paragraph 1 German Civil Code, that the statements set out in Clauses 8.3 to 8.27 (each a “Sellers’ Guarantee” and together the “Sellers’ Guarantees”) are true and correct as at the Signing Date and the Closing Date, unless a different date is set out below, whereby it is understood and agreed by the Parties that the Sellers’ Guarantees set out in Clause 8.4.2 in respect of the Shares are only given by each Seller for and on behalf of the Shares sold by such Seller.

8.2

The Sellers’ Guarantees shall not constitute guarantees (Garantien für die Beschaffenheit der Sache) within the meaning of sections 443 and 444 German Civil Code, but shall constitute separate and independent obligations of the Sellers and the scope and content of each representation and warranty of the Sellers and any liability of the Sellers arising hereunder shall be defined solely by the provisions of this Clause 8 and the remainder of this Agreement, which provisions form an integral part of the representations and warranties given by the Sellers. Section 444 German Civil Code shall not and does not apply to the statements contained in this Clause 8 and in Clause 9. The Sellers’ Guarantees are exhaustive and no further guarantees shall be deemed to be given by the Sellers. The provisions set forth in Clauses 8 and 9 shall apply instead and to the exclusion of any and all remedies that would otherwise be available to the Purchaser under the law in the event of any of the Sellers’ Guarantees being incorrect. Except as explicitly provided otherwise in this Agreement, to the extent legally permissible all claims and rights of the Purchaser towards the Sellers of any legal nature whatsoever are hereby excluded and waived by the Purchaser. This exclusion and waiver covers, in particular, claims based on defects of the purchase object pursuant to section 437 through 441 German Civil Code, claims pursuant to section 280 German Civil Code, claims based on breach of pre-contractual fault (culpa in contrahendo) or breach of contractual obligations (Pflichtverletzung) or ancillary obligations (Nebenverpflichtungen), the right to reduce the Share Purchase Price (Minderung), any liability in tort (Deliktshaftung), rights to terminate the

Agreement because of the lack of essential qualities, or any claims pursuant to section 313 German Civil Code (Störung der Geschäftsgrundlage) or any other rights to rescind, withdraw from or terminate the Agreement or exercise any winding-up of the Transaction (e.g. großer Schadensersatz) or any right or remedy which would have a similar effect. Any claims for specific performance (Vertragserfüllung) pursuant to this Agreement or based on sections 123 and/or 826 German Civil Code shall not be affected.

8.3	Power and Authority

8.3.1	The Sellers have the full legal authority to enter into this Agreement and to carry out the Transaction. The Transaction has been duly authorized by all necessary legal action on the part of the Sellers and/or the Company and this Agreement has been duly executed by or on behalf of the Sellers and constitutes their binding obligation.

8.3.2	There is no action, suit, investigation or proceeding pending against, or, to the Sellers’ Knowledge, threatened against the Sellers before any court or arbitrator or any governmental body, agency, official or other third party which in any manner challenges or seeks to prevent the Transaction.

8.4	Title to Shares and Corporate Matters

8.4.1	The statements in Clause 1.1 are true and correct. The Company has been duly established and is validly existing.

8.4.2	The Shares are owned by the Sellers as set out in Schedule 1.1 and are free from any third party rights and clear of any encumbrances (Belastungen). The Shares set forth on Schedule 1.1 constitute all of the outstanding share capital of the Company. The Shares are validly issued and contributions thereon (Einlagen) are fully paid up and have not been repaid; there is no additional contribution obligation (Nachschusspflicht).

8.4.3	There are no resolutions or other facts which must be (einzutragende Tatsachen) entered in the commercial register and which have not in fact been included in the register extracts pursuant to Schedule 8.4.3.

8.4.4	There are no options, preemptive rights, shareholder agreements, trust agreements, sub-participations, silent participation (stille Beteiligung) or other comparable rights in relation to the Shares of the Company. The transactions contemplated by this Agreement do not breach the existing Articles of Association of the Company.

8.4.5	No person has a right or claim to or for the issue of any new shares or other equity interest in the Company.

8.4.6

The Company has not entered into any agreements regarding (i) silent partnerships, domination or profit and loss pooling agreements (Beherrschungs- oder Gewinnabführungsverträge), other affiliation agreements (Unternehmensverträge) within the meaning of sec. 291 et seq. of the German Stock Corporation Act (Aktiengesetz – AktG); (ii) any cash pooling agreements or comparable agreements such as, for example, management of operations agreements (Betriebsführungsverträge); (iii) shareholder loan agreements with any of the Sellers. The Company is not under any obligation to enter into any such agreements

8.4.7	The Company has no subsidiary, advisory board, supervisory board, administrative board or any similar governing body.

8.5	No Insolvency

The Company is neither illiquid (zahlungsunfähig) nor over-indebted (überschuldet). There are no circumstances that would justify the opening of or would oblige the management of the Company to apply for the opening of insolvency proceedings.

8.6	Reference Financial Statements

To the Sellers’ Knowledge, the Reference Financial Statements submitted to Purchaser prior to the Signing Date are in accordance with the German Commercial Code and present a true and fair view of the assets and liabilities (Vermögenslage) and results of operation (Ertragslage) of the Company for the period referenced therein, were prepared in accordance with the applicable rules and, in particular, the generally accepted principles of accounting (GoB), consistent with past practice regarding their formal organization and measurement (unter Wahrung formeller und materieller Bilanzkontinuität). Specifically, all accounting and valuation principles, methods and rules were retained and all options to capitalize or to include items on the liabilities side (Aktivierungs- und Passivierungswahlrechte) were consistently applied. The Reference Financial Statements present, taken as a whole, a true, complete and fair view of the net assets position, financial condition and results of operation (vermitteln insgesamt ein den tatsaechlichen Verhaeltnissen entsprechendes Bild der Vermoegens-, Finanz- und Ertragslage) of the Company for the respective balance sheet dates or the fiscal periods to which they relate. A copy of the Reference Financial Statements is attached hereto as Schedule 8.6.

The Company does not have any liabilities (including any uncertain and contingent liabilities, whether known or unknown), in excess of EUR 50,000.00 (EURO fifty thousand) other than (i) those properly accounted, reserved or accrued for in their full amount in the Reference Financial Statements, (ii) those trade liabilities incurred or arising in the ordinary course since the date of the Reference Financial Statements, (iii) those set forth in Schedule 8.6, (iv) Taxes, and (v) regular obligations for specific performance (vertragliche Erfüllungsansprüche) under ongoing contracts (schwebende Geschäfte), to the extent such obligations do not qualify for balance sheet recognition (nicht bilanzierungsfähig). For the avoidance of doubt, the Company has pledged the bank account at Commerzbank Viersen with the account number 570 379 800 with a deposit amount of EUR 12,500.80 as a collateral for the lease agreement referred to in Schedule 8.11.

All accounts receivable in the Reference Financial Statements or generated after the Effective Date result from business activities in the ordinary course of business. To the Seller’s Knowledge there are no circumstances which could affect the collection of the accounts receivable at the relevant due date.

Since August 1, 2014 (0:00 hrs.), the Company has not incurred any Indebtedness as defined in Schedule 2.1 (Definitions).

8.7	Compliance with Permits and Licenses

The Company holds all material permits and licenses which are required, if any, under applicable public laws (öffentliches Recht) in order to conduct its business at the current level and which are material for its business. To the Sellers’ Knowledge, there are no implications or threats of any revocation or restriction or subsequent orders (nachträgliche Anordnungen) relating to any such permits or licenses after the Signing Date which would materially affect the Business as a whole.

8.8	Compliance with Law

To the Sellers’ Knowledge, the Company is operated in compliance with all material binding and mandatory applicable laws.

8.9	Material Agreements

Schedule 8.9 contains a list of material agreements as described below to which the Company, as of the Signing Date, is a party provided, in each case that the main obligations (primäre Erfüllungspflichten) of such agreements have not yet been completely fulfilled (the “Material Agreements”):

8.9.1	agreements relating to the acquisition or sale of interests in other companies or businesses;

8.9.2	rental and lease agreements relating to real estate;

8.9.3	loan agreements, bonds, notes or any other instruments of debt involving any third party outside the Company and/or any of the Sellers;

8.9.4	guarantees, indemnities, and suretyships issued for any debt of any third party other than the Company;

8.9.5	other agreements or commitments of at least EUR 20,000 per year, (i) according to which the Company is obliged to make annual payment, (ii) which have a remaining contractual term of more than one year after the Signing Date, (iii) which may be terminated by the other party due to the sale of the Shares to the Purchaser or (iv) which are otherwise of material importance for the Company or the Purchaser; or;

8.9.6	commission and distribution agreements between the Company and its distributors/agents as listed in Schedule 8.9.6; or

8.9.7	distribution and cooperation agreement between the Company and EBERTLANG Distribution GmbH dated August 4, 2011 (as amended from time to time).

8.10	Validity of Material Agreements

To the Sellers’ Knowledge and except as set forth in Schedule 8.10, each of the Material Agreements, as of the Signing Date, is in full force and effect, and the Company has received no notice of termination prior to the Signing Date and, to the Sellers’ Knowledge, the Company is not in any material breach of any of the Material Agreements, nor except as set forth in Schedule 8.10 are there any facts or circumstances that could serve as a basis for terminating one of the Material Agreements for a material cause, and to the Seller’s Knowledge no such facts or circumstances are foreseeable.

Except as set forth in Schedule 8.10, there are no Material Agreements between the Company and any third party that provide for automatic termination or alteration of, or additions to, these contracts, or for corresponding rights in case of a change of shareholders of the Company. There are no contracts between the Company or any of the Sellers and third parties that could impede the implementation of this Agreement and the continuation of the business operations of the Company.

To the Sellers’ Knowledge all agreements with business and cooperation partners that are material in order to continue operation of the Company’s business as in the past - in particular all Material Agreements - are valid, in compliance with the applicable laws and are carried out in accordance with their terms. The Parties wish to clarify that Sellers’ Knowledge in the context of this Clause 8.10 shall only be the actual knowledge of the Sellers obtained in accordance with Clause 8.25 in particular without having had reviewed all agreements and questions relevant in the context of this Clause 8.10 by legal counsel.

No former or current distributor or agent of the Company has asserted a compensation claim (“Ausgleichsanspruch”) pursuant to sec. 89b of the German Commercial Code against the Company.

8.11	Real Estate

The Company does not own any real estate property.

Schedule 8.11 contains a correct and complete list of any and all lease agreements, usufructuary leases (Pachtverträge), or use agreements regarding immovable property, which the Company has concluded as either landlord/lessor or tenant/lessee specifying the parties, the term, the rent and premises (the “Lease Agreements”). All Lease Agreements have been validly concluded it being understood that this does not include any representation as regards compliance with the legal written form requirements (Schriftformerfordernis). No ancillary agreements have been made with the respective parties to those contracts, other than those made available to the Purchaser or are otherwise set forth on Schedule 8.11. The Company has duly performed its material duties under the Lease Agreements. None of the Lease Agreements have been terminated or ended by way of notice of termination or otherwise or have been substantially amended within the last six (6) months before the Signing Date. All land parcels, buildings and other premises used by the Company are covered by the Lease Agreements.

8.12	Insurance

Schedule 8.12 includes a correct and complete list of all insurance policies maintained by or on behalf of the Company including details of the insured, insured risk, insurance company, policy number, date, term, annual premium and maximum amount of coverage (the “Insurance Policies”). To the Seller’s Knowledge the Insurance Policies provide – as of Signing Date – insurance coverage against all risks against which insurance is customarily sought for comparable businesses (it being understood that the Sellers have not conducted and were not obliged to conduct a due diligence to evaluate which insurance is customarily sought for comparable businesses) and the Insurance Policies, including ITSafeCare maintained for the benefit of the Company at Zurich Insurance, are, to the Seller’s Knowledge, valid and in full force. All premiums due under the Insurance Policies have been duly paid up to the Closing Date. To the Sellers’ Knowledge, there are no circumstances due to which the Insurance Policies are voidable and there has been no breach of any material obligation of the Company under the Insurance Policies.

8.13	IP Rights

8.13.1	Schedule 8.13.1 contains a list of the patents, trademarks and other registered intellectual property rights (eingetragene Schutzrechte) (the “Registered IP Rights”), which are owned by the Company as of the Signing Date. To the Sellers’ Knowledge, these Registered IP Rights, together with all trade secrets, unpatented inventions, know-how, confidential information (including information concerning products, product specifications, customer lists, vendor and supplier lists, pricing information, market studies, business plans and financial information), as well as licenses and applications relating to any of the foregoing, and all other legally recognized forms of intellectual property, (the “Intellectual Property”) constitute the entire rights and licenses with respect to intellectual property rights which the Company needs in order to carry on its business at the current level as of the Signing Date.

8.13.2	To the Sellers’ Knowledge, the Company has with respect to the software which is or has been distributed by the Company up and until the Closing Date (the “MailStore Software”) but with the exception of (i) Open Source Software components as defined in clause 8.13.6 below) (the “OSS Components”) and (ii) the Third Party software products included in the MailStore Software as set forth in Schedule 8.13.2, the sole, exclusive and unrestrictive rights to all inventions and developments made for or on behalf of the Company, including all rights from employees, free-lancers or any third party which contributed to such invention or development which are sufficient in order to carry on its business at the current level as of the Signing Date. For the avoidance of doubt: Schedule 8.13.2 only lists Third Party components included in the MailStore Software versions 8.0 or later, however earlier versions of the MailStore Software contain additional Third Party components (together the “Third Party Components”). Moreover, the Parties agree that the Sellers are not obliged to conduct a due diligence in order to exclude any potential positive knowledge they may have with respect to any earlier versions of the MailStore Software in connection with guarantee statements contained in this entire Section 8.13.

8.13.3	To the Sellers’ Knowledge and with the exception of the Third Party Components and the OSS Components, all Intellectual Property related to the MailStore Software and the Registered IP Rights owned by the Company are owned solely and exclusively, legally and beneficially, by the Company and are valid and enforceable and, except as set forth on Schedule 8.13.3(a), all payments and applications required to maintain such Intellectual Property and Registered IP Rights have been timely and duly made. To the Sellers’ Knowledge and except as set forth on Schedule 8.14, no third party has infringed, or is currently infringing, any Intellectual Property or Registered IP Right of the Company. Except as set forth on Schedule 8.14 the Intellectual Property and/or Registered IP Rights of the Company are not the subject of any judicial or regulatory proceedings in which the validity of such Intellectual Property and/or Registered IP Rights is/are being challenged, and the Sellers are not aware of any facts or circumstances that would render any of such Intellectual Property and/or Registered IP Rights invalid or unenforceable. Except for the licensing in the course of distributing the Company products to the Company’s customers (the “Customer Licensing”), the Company has not granted any licenses to any Intellectual Property related to the MailStore Software to any third party. For the avoidance of doubt, the term Customer Licensing shall include the licensing and distribution of scripts and sample code as listed fully in Schedule 8.13.3(b) under the MIT License to Company customers for software support purposes. To the Sellers’ Knowledge, all Intellectual Property related to the MailStore Software and the Registered IP Rights owned by the Company will be fully transferable, alienable and licensable by the Company without restriction and without payment of any kind to any third party it being understood that in case further software development is required additional licenses for Third Party Components and the OSS Components may be acquired by the Company going forward. Also, certain Third Party Components or OSS Components included in the MailStore Software may contain restrictions or payment obligations.

8.13.4	To the Sellers’ Knowledge, the Company is entitled without restriction to exercise control over the know-how that it requires in order to continue the Company’s business operations in the same manner and scope as they are currently conducted. With the exception of the Third Party Components and the OSS Components the Sellers have taken reasonable steps to ensure that the know how which relates to the Company’s business operations and source codes of the MailStore Software (not Open Source Software) which are owned by the Company or to which the Company has exclusive or non-exclusive rights of use (i) have been treated as a business secret and (ii) have been protected from disclosure to third parties. Except as set forth on Schedule 8.13.4 and except for the Customer Licensing, no licenses or other rights of use to the Intellectual Property related to the MailStore Software, were granted to any third parties.

8.13.5	To the Sellers’ Knowledge, all of the computer hardware and software, all communication systems and networks as well as other information technology which are used or required by the Company in order to continue running the Company’s business operations in the same manner and scope as currently conducted (the “Company’s Information Technology”), are either owned by the Company or have been validly leased or licensed for a term of at least three (3) months from the Signing Date or were acquired under license. The Company’s Information Technology has the performance capability required for the respective business operations of the Company. Except for services for which valid and binding service agreements are in place, no support from third parties is necessary to enable the Company’s Information Technology to fulfill such requirements. In the last twelve (12) months prior to the Signing Date, there were neither major failures in the Company’s Information Technology nor data losses that had or have an adverse effect on any business operation of the Company. The Company has taken all reasonable measures in order to prevent unauthorized access to the Company’s Information Technology or the data of the Company (or its customers) or to avoid any impairment of the Company’s Information Technology or data of the Company (or its customers) due to computer viruses or similar programs. According to the Sellers´ Knowledge, the source code used by the Company (and all parts thereof) are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such product of the Company (or parts thereof) or data or other technology (the “Contaminants”). The Company uses reasonable efforts to prevent the introduction of Contaminants into products and technology of the Company. The Company routinely produces a reasonable number of backup copies of the material software, data and databases that it uses and stores such backup copies with reasonable care and protects them from unauthorized third party access. All agreements with third parties in connection with Company’s Information Technology are in full force and effect. The Company has not materially breached any such agreements in a manner that could permit the other party thereto to terminate such agreement.

8.13.6

To the Sellers’ Knowledge, with the exception of scripts and sample codes as listed fully in Schedule 8.13.6 no material portions of source code of software which are owned by the Company or to which the Company has exclusive rights of use were disclosed or otherwise made available to third parties; for the purpose of the aforementioned Sellers’ Guarantee (i) Black Duck Software, Inc. and (ii) recipients of such source code which the Company designated as Open Source Software shall not constitute third parties. “Open Source Software” shall mean any software that is made available free of charge under an open source license and that is distributed along with its source code (including without limitation software licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD Licenses and the Apache License). Schedule 8.13.6(a) lists all Open Source Software that has been incorporated into the MailStore Software versions

8.0 and later. To the Sellers’ Knowledge and with the exception of the copyleft licenses listed in Schedule 8.13.6(b), the Company has not used any Open Source Software in any manner that would or could with respect to any Company product or Company technology (i) require its disclosure or distribution in source code form, or (ii) require its licensing thereof for the purpose of making derivative works.

8.14	Law Suits

Except as listed in Schedule 8.14, there are not now pending and have not been in the past five (5) years any law suits, court actions or similar proceedings including such regarding product warranty or product liability (Produkthaftung) before a court of justice, arbitration panel or an administrative authority pending (rechtshängig) or, to the Sellers’ Knowledge, threatened to be filed against the Company. Except as set forth on Schedule 8.14, to the Seller’s Knowledge no event has occurred or conditions exist which would provide the basis for such a lawsuit.

8.15	Material Assets

Except for the MailStore Software, the Intellectual Property, the MailStore website, the MailStore documentation, MailStore’s e-commerce system “mailstorebp” (which includes customer-facing web portals and in-house client and server software) and office equipment there are no other material assets that the Company requires to operate and continue to operate the Company’s business operations as it is conducted on the Signing Date and as it has been conducted for the last 12 months.

8.16	Employment Matters

8.16.1	Schedule 8.16.1(a) contains a list – which is complete and correct with respect to all information as of the Signing Date – of all officers, managing directors and employees (including members of the senior management (leitende Angestellte), apprentices and part-time employees) of the Company, position and job, date of birth, employment start date, sex, gross annual salary, gross annual compensation benefits (including all bonuses and other similar incentives), deferred compensation claims (Entgeltumwandlung), claims for payment in lieu of vacation, weekly working hours, and the term or period of notice for termination of employment. Employees who enjoy special legal protection against dismissal are identified, specifying the legal justification for such protection (e.g., maternity or post-birth parental leave (Elternzeit), severe disability). Complete and precise copies of the standard employment contracts for the employees of the Company have been provided to the Purchaser and are attached hereto as Schedule 8.16.1(b).

8.16.2	Other than Christmas allowances (Weihnachtsgeld) as set forth in Schedule 8.16.2, there are no bonuses and other monetary payments or dividends due for payment to any employee or managing director of the Company. Other than the amounts reflected as liability or accrual/provision for vacation in the Reference Financial Statements, there are no outstanding payment obligations relating to the period up to and including the Effective Date in relation to salaries or overtime compensation to any managing director or employee of the Company.

8.16.3	No member of the senior management (leitender Angestellter) of the Company has terminated his or her engagement.

8.16.4	The Company has no works council (Betriebsrat). The Company has not been notified that a works council might be established. The Company is not a member of an employer vocational association (Arbeitgeberverband).

8.16.5	Apart from statutory obligations and except as listed in Schedule 8.16.5, the Company is legally not required to pay social benefits (Sozialleistungen) to its officers, managing directors, members of senior management or other employees, and above all, the Company has not made any pension commitments. There are no social security payment obligations outstanding in respect of any of the managing directors or employees of the Company relating to periods prior to the Effective Date. Finally, the Company will not be required to pay any social security contributions to the competent social security authorities in the future in connection with any independent contractor agreements entered into by the Company up and until the Closing Date due to a potential bogus self-employment (Scheinselbständigkeit).

8.16.6	All overtime due to employees of the Company has been paid by the Company in compliance with all applicable laws. The Company has made all required social security contributions on all parties providing services to the Company. Except as listed in Schedule 8.16.6, the Company has properly classified all independent contractors as such, and none should be characterized as employees.

8.17	Anti-Corruption

To the Sellers’ Knowledge, no managing director, officer agent, employee or other person or entity acting on behalf of the Company has, directly or indirectly, used any corporate funds for contributions, payments, gifts, entertainment or other purposes relating to any political activity or solicitation of business which was prohibited by a legal requirement, or on behalf of the Company, made any direct or indirect unlawful payment to any governmental official or employee or any other Person or entity or established or maintained any unlawful or unreported funds. Neither the Company nor, to the Sellers’ Knowledge, any director, officer, agent, employee or other person or entity acting on behalf of the Company, has accepted or received any unlawful contribution, payment, gift, entertainment or expenditure in connection with his or her employment by, or affiliation with, the Company.

8.18	No Subsidies / Public Grants

No public grants, in particular all state aid within the meaning of Article 87 of the EC Treaty were awarded to the Company prior to the Signing Date.

8.19	Data Protection

The Company complies with all material applicable data protection law and has not received any written notice alleging that the Company has not complied with any of them. The Company has not experienced any incident in which a third party obtained unauthorized access to personal data stored or processed by the Company. The Company has not been the subject of any investigation of any government or regulatory authority in any of the Company’s privacy practice.

While the Sellers do not warrant the following, the Sellers will indemnify the Purchaser in case of any claim or regulatory fines based on the Company having (i) contacted any of its actual or potential customers or users by phone, fax or e-mail to promote or advertise its products without such customer’s or user’s prior explicit consent or based on a legally valid opt-out in accordance with applicable laws and (ii) transmitted any personal data to any data processor without prior conclusion of a data processor agreement in accordance with applicable law.

8.20	Material Defect

For a consecutive period of twenty-four (24) months prior to the Signing Date no claims have been made against the Company or have been asserted by customers that the MailStore Software suffers from any material defects. The aforementioned term material defect shall mean any defect that (i) severely restricts core functionalities of the MailStore Software without any reasonable available workaround and (ii) is claimed by at least five (5) customers of the Company; any other defect shall be considered as non-material.

8.21	Conduct of Business

Except as listed in Schedule 8.21, during the period between the Effective Date and the Signing Date, the Company has conducted the Business in all material respects in the ordinary course of business consistent with past practice.

8.22	No Leakage

Except as expressly permitted by the last section of Clause 13.1.1 or as set out in Schedule 8.22, during the period between the Effective Date and the Closing Date, there has not been nor will there be any Leakage (as defined in Clause 13.2) that has not been remedied prior to or on the Closing Date.

8.23	No Finder’s Fee

The Company does not have any obligation or liability to pay any fees or commissions to any M&A advisor, broker or finder or, any fee or payment with respect to this Agreement or the consummation of the Transaction.

8.24	Employee Bonus

Except as set forth on Schedule 8.24, no employees of the Company are entitled to bonus or similar payments for services rendered during the 2014 fiscal year and all bonus or similar payments required to be paid for any fiscal year prior to the 2014 fiscal year have been waived by the employee or paid in full.

8.25	Sellers’ Knowledge

Guarantees which are qualified by the expression “Sellers’ Knowledge” shall mean the actual knowledge (positive Kenntnis) which was obtained after due inquiry, i.e. in particular after having conducted a due inquiry process pursuant to which the Sellers have asked all second level and other knowledge bearing employees of the Company, in particular those persons listed in Schedule 8.25(a) (the “Relevant Knowledge Bearers”) to disclose any matters or facts to the Sellers of which these persons are aware and which may lead to a breach of any Sellers’ Guarantee. In order to document such due inquiry process the Sellers shall provide to the Purchaser a signed certification by each Relevant Knowledge Bearer at Closing, a draft of which is included in Schedule 8.25(b) (the “Relevant Knowledge Bearers Certificates”).

8.26	The Purchaser explicitly acknowledges that it is purchasing and acquiring the Business based upon its own inspection, examination and determination with respect thereto, without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Sellers except for the Sellers’ Guarantees set out above. Without limiting the generality of the foregoing, the Purchaser acknowledges that the Sellers give no representation, warranty or guarantee with respect to:

8.26.1	any projections, estimates or budgets delivered or made available to the Purchaser or its Affiliates, or their banks or finance providers or any of their respective directors, officers, employees, agents or advisors (“Purchaser’s Representatives”) of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Company;

8.26.2	any other information or documents made available to the Purchaser’s Representatives with respect to the past, current or future Business or the Company except as expressly set forth in this Agreement.

8.27	The Purchaser acknowledges and agrees that:

8.27.1	the Purchaser has made its own evaluation of the adequacy and accuracy of such past information, forecasts, estimates or projections (including the reasonableness of the assumptions underlying the same); and

8.27.2	no director, manager or any employee, agent, consultant or advisor of the Company is or was at any time authorized to act on behalf of or as vicarious agent (Erfüllungsgehilfe) for the Sellers in the performance of their duties as Sellers or under this Agreement.

9.	REMEDIES; LIMITATIONS ON AND EXCLUSIONS OF SELLERS’ LIABILITY

9.1	Subject to the provisions of this Clause 9, if any of the Sellers’ Guarantees should prove to be incorrect as at the date it is given or if a Seller is in breach of any other obligation under or in connection with this Agreement (a “Breach”), the Sellers shall, following receipt of the respective written notice of claim from the Purchaser in compliance with Clause 9.2:

9.1.1	restore the position to what it would have been if the Breach had not occurred (Naturalrestitution) within a reasonable time period but no later than three (3) months following receipt of a respective written notice of claim; provided that, the Breach is only curable without third party involvement, and if either such restitution is impossible, or the Sellers finally refuse (ernsthaft und endgültig verweigern) to restore the position, then the Purchaser may claim compensation in money (Schadensersatz in Geld) pursuant to Clause 9.1.2; or

9.1.2	subject to Clause 9.1.1, pay to the Purchaser compensation in money (Schadensersatz in Geld) for damages suffered by the Purchaser caused as a result of such Breach, including, in particular, (i) any consequential damages (Folgeschäden), and (ii) lost profits (entgangener Gewinn), as well as reasonable costs and expenses incurred by the Company and/or the Purchaser.

9.2	In the event of any alleged claims of the Purchaser against the Sellers under or in connection with this Agreement (each a “Purchaser’s Claim”), the Purchaser shall give the Sellers written notice of the alleged breach or non-fulfilment of a Sellers’ obligation or a Sellers’ Guarantee without undue delay, and in any event within two (2) months following discovery of such breach or non-fulfilment. Such notice shall state the nature of the breach or non-fulfilment and the amount involved to the extent that such amount is determinable at the time of such notice. The Purchaser shall allow the Sellers and their respective accountants and professional advisors to investigate the matter or circumstances allegedly giving rise to any Purchaser’s Claim, and whether and to what extent any amount is payable in respect of such Purchaser’s Claim including such assistance and, during normal business hours, access to the Purchaser’s and the Company’s premises and personnel (including the right to examine and copy accounts, documents and records), as the Sellers may reasonably request. The Sellers agree that all information obtained pursuant to this Clause 9.2 shall be treated confidential by the Sellers and their respective accountants and professional advisors.

9.3	The Purchaser shall not be entitled to bring a Purchaser’s Claim, and the Sellers shall not be liable under or in connection with this Agreement, if and to the extent that:

9.3.1	the Purchaser fails to:

(a)	give the Sellers the opportunity to restore the position pursuant to Clause 9.1.1, or

(b)	give the Sellers notice pursuant to Clause 9.2, or

(c)	comply with its obligations under Clause 9.2 (Mitwirkungspflichten) or with its statutory obligations to mitigate damages under section 254 German Civil Code; or

(d)	the matter which would give rise to a Purchaser’s Claim has been taken into account in the Reference Financial Statements (including consolidated accounts) as a write-off, adjustment, liability, allowance, provision or reserve.

9.3.2	the underlying facts, circumstances or events give rise to a monetary gain, avoided losses, savings or other benefit by or for the Purchaser or the Company (Vorteilsausgleich); and/or

9.3.3	the damage results from or is increased by the passing of, or any change in, any law, rule, regulation or administrative practice of any government, governmental authority, agency or regulatory body following the Effective Date.

9.4	The Purchaser shall not be entitled to recover from the Sellers under the following conditions:

9.4.1	more than once in respect of the same damage suffered. In particular, without limitation, the foregoing shall apply where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under or in connection with this Agreement; or

9.4.2	if the Purchaser or the Company has a claim (Anspruch) against any third party which is covered under any insurance policy of the Company, or under any other agreement with a third party; then the amount of such recovery shall be net of any insurance proceeds actually recovered by the Purchaser or the Company.

9.5	The liability of the Sellers for all claims under or in connection with this Agreement shall be limited as follows:

9.5.1	the Sellers shall only be liable under or in connection with a Purchaser’s Claim if such individual Purchaser’s Claim exceeds EUR 10,000.00 (in words: ten thousand Euro) (de minimis) and only if and to the extent the sum of all such Purchaser’s Claims exceeds EUR 100,000.00 (in words: one hundred thousand Euro) (Freibetrag), except for a Purchaser’s Claim for:

(a)	Breach of a Sellers’ Guarantee pursuant to Clause 8.4 (Title to Shares), Clause 8.16.1 to 4. (Employment Matters), Clause 8.22 (No Leakage) or Clause 8.23 (No Finder’s Fee);

(b)	a Leakage Breach; or

(c)	a claim for specific performance to transfer title to the Shares under this Agreement.

9.5.2	the maximum aggregate liability of all Sellers for all Purchaser’s Claims shall be limited to the Representation and Warranty Hold-Back (for the avoidance of doubt: to the extent not released to the Sellers pursuant to the Escrow Agreement at the time of the respective Purchaser’s Claim) and the Purchaser shall not be entitled to claim any damages in excess of the amount of the Representation and Warranty Hold-Back (for the avoidance of doubt: to the extent not released to the Sellers pursuant to the Escrow Agreement at the time of the respective Purchaser’s Claim) except for a Purchaser’s Claim for:

(a)	Breach of that Sellers’ Guarantee pursuant to Clause 8.4 (Title to Shares and Corporate Matters) (as further specified below), Clause 8.16.1 to 4. (Employment Matters), Clause 8.22 (No Leakage), Clause 8.23 (No Finder’s Fee) or a Leakage Breach by the Sellers, in which case the Seller’s maximum liability is equal to the total amount of the relevant portion of the Share Purchase Price received by the relevant Seller, subject to the other provisions herein, shall not be limited;

(b)	Breach of that Seller’s Guarantee pursuant to Clause 8.4 (Title to Shares) and/or specific performance to transfer title to the Shares under this Agreement, in which case the Sellers’ maximum liability is equal to the total amount of the relevant portion of the Share Purchase Price received by the relevant Seller; or

(c)	any liabilities of the Sellers pursuant to Clause 10 hereof.

9.6	The Sellers under this Agreement shall only be severally liable (teilschuldnerische Haftung) and the obligations and liabilities set out in Clauses 8 and 9 or otherwise in this Agreement shall only constitute several obligations (teilschuldnerische Verpflichtungen) proportionate to the respective allocations of the Share Purchase Price to the Sellers in accordance with Clause 5.1, except for such obligations or liabilities explicitly assumed by individual Sellers only. Any joint liability (gesamtschuldnerische Haftung) of the Sellers shall be excluded.

9.7	All Purchaser’s Claims shall be time-barred eighteen (18) months following the Closing Date, except for a Purchaser’s Claim:

9.7.1	actually raised within such eighteen (18) month period but which remains unresolved after the expiration of such eighteen (18) month period, which shall survive until finally resolved and satisfied in full provided that such Purchaser’s Claim is pursued in accordance with this Clause 9.7;

9.7.2	for a Breach of a Sellers’ Guarantee pursuant to Clause 8.4 (Title to Shares), Clause8.22 (No Leakage) or Clause 8.23(No Finder’s Fee), which shall survive indefinitely following the Closing Date;

9.7.3	for a Breach of a Sellers’ Guarantee pursuant to Clause 8.13 (IP Rights), Clause 8.16.1 to 4 (Employment Matters), or Clause 8.8.19 (Data Protection), which shall survive for thirty-six (36) months following the Closing Date; and

9.7.4	specific performance to transfer title to the Shares under this Agreement,

These limitation periods shall be suspended (gehemmt) with regard to a particular claim against the Sellers only by the Purchaser instituting legal proceedings against the Sellers within the meaning of section 204 paragraph 1 no. 1 German Civil Code in respect thereof before the competent court. Section 203 German Civil Code shall not apply.

9.8	The statutory rules shall apply for claims based on fraud (Arglist) or wilful misconduct (Vorsatz) of the Sellers. Section 254 German Civil Code shall remain unaffected. For the avoidance of doubt, the principle of set-off of benefits and damages (Vorteilsausgleich) under German law shall remain unaffected

9.9	If and to the extent damages are paid to the Purchaser, such payments shall as between the Sellers and the Purchaser deemed to be, and treated as, a subsequent reduction of the Share Purchase Price (as relevant).

10.	TAXES AND TAX INDEMNIFICATION

10.1	“Tax” (or if more than one type, “Taxes”) shall mean (i) any tax within the meaning of section 3 of the German Tax Code or equivalent taxes under the laws of any other jurisdiction (including any withholding of amounts paid to or by any person) and (ii) social security contributions, in each case including surcharges for overdue payments, interest, penalties (in particular any ancillary charges (steuerliche Nebenleistungen) and/or other additions thereto imposed under the applicable laws by any competent governmental authority in charge of imposing Taxes (the “Taxing Authority”). For the avoidance of doubt, the term Tax does not comprise deferred taxes (latente Steuern) and notional Tax losses (such as reductions of loss carry forwards or future depreciation).

10.2	Tax Guarantees

Each Seller hereby guarantees, on joint and several basis, to the Purchaser by way of an independent promise of guarantee (selbstständiges Garantieversprechen) pursuant to section 311 paragraph 1 German Civil Code (within the scope and subject to the requirements and limitations provided in Clause 8 and 9 above that as of the Signing Date.

10.2.1	all material Tax returns required to be filed by the Company up to the Signing Date with any Taxing Authority have been filed on a timely basis and will be timely filed by the Company until the Closing Date taking into account any permitted extension of the Tax return filing period (Steuererklärungsfrist);

10.2.2	the Company has (taking into account any permitted extension) timely paid and/or withheld all Taxes, including Tax instalments (Steuervorauszahlungen), shown as payable on any Tax assessment notice issued by any Taxing Authority or on any Tax return filed by them other than Taxes for which a suspension of enforcement of Tax payment obligation (Aussetzung der Vollziehung) has been granted;

10.2.3

there is no pending or ongoing complaint, action, suit, proceeding, arbitration, hearing, audit, investigation or claim of any kind pending or, to the Sellers’ Knowledge (as defined in Clause 8.25 above), threatened against or with respect to the Company in respect of any Tax (including in jurisdictions where the Company has not filed Tax returns), nor is there to the Sellers’ Knowledge any (i) written notice indicating an intent to initiate such compliant, action, suit, proceeding, arbitration, hearing, audit or investigation, (ii) request for information related to any material Tax, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company;

10.2.4	the Company has not received tax rulings or entered into any written and legally binding agreements or are currently under negotiations to enter into any such agreement with any Taxing Authority;

10.2.5	no extensions or waivers of statutes of limitations have been given or requested with respect to any material Taxes, Tax election, or Tax return of the Company; and

10.2.6	All material Taxes which the Company is obligated to withhold from amounts owing to any employee, creditor, stockholder or third party have been properly withheld, paid and/or accrued (it being understood that this Section 10.2.6 shall not cover any Taxes relating to independent contractors which shall only be covered by Section 8.16.5 and 8.16.6.).

10.3	Tax Indemnity

10.3.1	Subject to Closing and subject to the limitations, exclusions and other provisions of this Clause 10, each Seller, on a several basis and not on a joint basis undertakes to indemnify at the Purchaser’s discretion either the Purchaser or the Company from and against any (i) penalties for late filing or late payment resulting from a breach of the Tax Guarantees pursuant to Clause 10.2 and (ii) Taxes validly imposed on the Company relating to Tax assessment periods (steuerliche Veranlagungszeiträume) ending on or before the Effective Date (the “Pre-Effective Date Period” and the “Pre-Effective Date Taxes”, respectively) on a pro rata basis pursuant to the shareholding ratio among the Sellers pursuant to Schedule 1.1.

For the avoidance of doubt, any withholding Tax (Kapitalertragsteuer) to be withheld by the Company on the dividend distribution of a gross amount of EUR 2,300,000 as set forth in Clause13.1.1 shall – irrespective of the payment date of such withholding Tax – not be indemnified under this Clause 10.3.1, provided, however, that the withholding Tax amount will not be paid out to the Sellers and the payment of the withholding Tax shall not reduce the the working capital amount of EUR 600,000.00 provided for in Section 5.5.

10.3.2	The obligation under Clause 10.3.1 shall only apply if and to the extent that

(a)	such Taxes have not been paid on or before the Closing Date;

(b)	such Taxes exceed the amount of all Tax liabilities (Steuerverbindlichkeiten) and Tax accruals and provisions (Steuerrückstellungen) of the Company – even if part of other liabilities, accruals and provisions – included in the Reference Financial Statements;

(c)	the Company has no corresponding claim for repayment, reimbursement or indemnification with respect to any Pre-Effective Date Tax against a third party unless such claim cannot be recovered within three (3) months after the Pre-Effective Date Taxes have become due for payment in which case the respective claim shall be assigned to the Sellers concurrently (Zug-um-Zug) to indemnification of any such not covered Taxes;

(d)	such Taxes do not relate directly or indirectly to any measure (including any change in the accounting and taxation policies or practice and any change of methods of submitting taxation returns) initiated or executed by the Purchaser or – after the Closing Date – by the Company;

(e)	such Taxes do not correspond to or cannot be offset against a Tax Asset which can also arise at a different type of Tax and which is based on a circumstance having triggered the Tax indemnification claim, including, but not limited, to reciprocal effects (Wechselwirkungen) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from transfer of items relevant for Taxes (e.g. turnover, income, expenses, value added tax payable corresponding with a value added tax refund etc.) into another calendar year;

(f)	such Taxes do not result from changes of laws or their interpretation coming into force after the Effective Date;

(g)	such Taxes have not already been reimbursed by the Sellers as a result of a breach of the Sellers’ Guarantees set forth in Clause 8.16.5 or Clause 8.16.6 but only in relation to social security contributions / payments for independent contractors working for the Company up and until the Closing Date; and

(h)	the liability for such Tax is not excluded according to this Clause 10.

10.3.3

Taxes payable for a Tax assessment period starting prior to and ending after the Effective Date (the “Straddle Tax Period”) shall be allocated between the part of the Straddle Tax Period starting at the beginning of the first day of the Straddle Tax Period and ending at the Effective Date (the “Pre-Effective Date Straddle Tax Period”) and the part of the Straddle Tax Period starting at the beginning of the day following the Effective Date and ending at the close of the last day of the Straddle Tax Period. The amount of Taxes attributable to the Pre-Effective Date Straddle Tax Period shall be the amount of Taxes to which the Company would be liable if the Pre-Effective Date Straddle Tax Period were a separate Tax assessment period (“as if assessment”). The indemnification obligation pursuant to this Clause 10.3 shall be limited to the amount of Taxes for which the Company would be liable on a stand alone basis for the Pre-Effective Date Straddle

Tax Period. To the extent that any amount of Taxes is not susceptible to allocation in accordance with the foregoing, it shall be allocated on a pro rata temporis basis. Such pro rata portion of the Taxes relating to the Straddle Tax Period shall be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Effective Date and the denominator of which is the number of days in the entire Tax period. All determinations under this Clause 10.3.3 shall be made in a manner consistent with prior practice of the Company.

10.3.4	Any indemnification payment to be made by a Seller pursuant to Clause 10.3 is due 20 (twenty) Business Days after the respective Seller has been notified in writing by the Purchaser about the payment obligation and the corresponding payment date and has received a copy of the underlying Tax assessment or payment order and the bank account details of the competent Taxing Authorities, but in no case earlier than five (5) Business Days before the Tax to be indemnified is due and payable to the Taxing Authority. The Sellers are entitled to make the indemnification payment directly to the bank account of the Taxing Authorities. If the Tax for which an indemnification payment has been made is subsequently reduced, the difference between the higher indemnification payment and the lower Tax amount shall be reimbursed by the Purchaser to the Sellers, including all interests relating thereto. Clause 10.4.2 shall apply mutatis mutandis to this Clause 10.3.4.

10.4	Tax Refund

10.4.1	The Purchaser shall pay to the Sellers any Tax refund relating to a Pre-Effective Date Period received by the Purchaser or the Company (by receipt of cash payments, set-off, deduction or otherwise) if and to the extent such Tax Refund exceeds the aggregate amount of all Tax refunds shown in the Reference Financial Statements (the “Tax Refund”).

10.4.2	The Purchaser shall procure that the Company will without undue delay notify the Sellers in writing of the receipt of any Tax Refund. Any amount payable to the Sellers pursuant to this Clause 10.4 shall be due and payable after the Tax Refund has been refunded (by receipt of cash payments, set-off, deduction or otherwise) to the Company.

10.5	Tax Returns and Tax Assessments

10.5.1

After the Closing Date, the Purchaser shall procure that the Company prepares and files when due all their Tax Returns in line with past practice and applicable laws. Any Tax Returns relating in whole or in part to any Pre-Effective Date Taxes shall be subject to the review and written consent of the Sellers. The Purchaser shall procure that any such Tax Return shall not be submitted to any Taxing Authority without prior written approval of the Sellers. The Purchaser shall ensure that any Tax Return to be reviewed and approved by the Sellers will be sent to the Sellers not later than 30 (thirty) Business Days prior to the due filing date of the relevant Tax Return and that all Taxes payable under such Tax Returns shall be timely paid. The Sellers shall be deemed to have given their consent to any Tax Return timely furnished to them for their review if they did not provide any comment with respect to the respective Tax Return to the Purchaser or the Company within twenty (20) Business Days following the receipt (Zugang) of the respective Tax Return. If the Sellers and the Purchaser fail to reach an agreement on the contents of the Tax returns, the Tax returns shall be filed according to the instructions of the Sellers, except if and to the extent that these instructions do not comply with mandatory law.

10.5.2	The Purchaser shall provide complete copies of any Tax assessments (Steuerbescheide) relating to time periods beginning on or before the Effective Date to the Sellers without undue delay.

10.6	Tax Proceedings

10.6.1	Following the Closing Date, the Purchaser shall without undue delay notify the Sellers of any announcement or commencement of any Tax audit or administrative or judicial proceeding that is announced or commenced and that relates to a Pre-Effective Date Period (the “Tax Proceedings”). Such notice shall be in writing and shall contain factual information sufficiently describing the object of the Tax Proceeding or the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such Tax Proceeding or asserted Tax liability.

10.6.2	The Purchaser shall, and shall be responsible that the Company shall, (i) give the Sellers the opportunity to fully participate at the Sellers’ cost from the beginning on in all Tax Proceedings, (ii) upon the Sellers’ request and at the Sellers’ cost, challenge and litigate any Tax assessment or other decision of any Taxing Authority or Tax court if and to the extent it is related to a Pre-Effective Date Period and (iii) comply with any reasonable and lawful instructions given by the Sellers in relation to the conduct of the Tax Proceedings referred in (i) and (ii) above. In any case the Purchaser shall be fully responsible that after the Closing Date (i) no document or information related to the Pre-Effective Date Period or to Tax Proceedings is submitted to any Taxing Authority without the prior written consent of the Sellers, which shall not be unreasonably withheld; and that (ii) no Tax Proceeding is settled without the prior written consent of the Sellers.

10.6.3	The Purchaser shall fully cooperate, and shall cause the Company and its representatives to fully cooperate with the Sellers with respect to all Tax Proceedings. On Sellers’ request, the Purchaser shall in particular be fully responsible that the Sellers obtain any document or information which can be useful for the Sellers to avoid or mitigate any liability under this Clause 10, provided that the respective document or information is accessible for the Company or the Purchaser or can be procured by them. The Purchaser shall, and shall be fully responsible that the Company shall, store all records, documents and information relating to Tax Proceedings until the expiration of any applicable statute of limitations.

10.6.4	The Purchaser may refuse to cooperate under this Clause 10.6 if the Purchaser at the same time waives all potential claims it may have against the Seller under this Clause 10.

10.7	Any claims of the Purchaser under this Clause 10 shall be time-barred upon expiration of a period of three (3) months after the respective Tax became final and non-appealable (formell bestandskräftig). The Sellers’ rights under this Clause 10 shall become time-barred three (3) months after the Sellers have been notified in writing by the Purchaser of the relevant claim.

10.8	If the Purchaser has failed to comply with any obligation set forth in this Clause 10 , the Sellers shall no longer be liable under Clause 10 with respect to the respective Tax, unless such failure has actually not affected the ability of the Seller to avoid or mitigate the Taxes.

10.9	Payments according to this Clause 10 shall constitute in the relationship between the Sellers and the Purchaser an adjustment of the Share Purchase Price.

10.10	No claim of the Purchaser under this Agreement may be indemnified or satisfied more than once in respect of the same loss (no double counting).

11.	THIRD PARTY CLAIMS

11.1	The Sellers shall be allowed to participate in, but not control, any negotiations or proceedings relating to (i) any claim made against, or request or demand made to, the Purchaser or the Company by any third party; and (ii) any investigation by any third party, which in any case may give rise to a Purchaser’s Claim (“Third Party Claim”).

11.2	If the Purchaser becomes aware of any Third Party Claim, the Purchaser shall, and shall procure that the Company shall:

11.2.1	within thirty (30) Business Days of becoming so aware give notice of such Third Party Claim to the Sellers and thereafter consult with the Sellers in respect of such Third Party Claim;

11.2.2	without prejudice to the Purchaser’s duties pursuant to section 254 paragraph 2 German Civil Code, take all reasonable steps as the Sellers may request to mitigate, avoid, contest, remedy or defend such Third Party Claim and any adjudication in respect of such Third Party Claim or to enforce against any person (other than the Sellers) the rights of the Company and the Purchaser in relation to the subject matter of the Third Party Claim;

11.2.3	during normal business hours, allow the Sellers and their representatives to inspect and take copies of all necessary books, correspondence and records of the Company;

11.2.4	require the personnel of the Company to provide statements and proofs of evidence, and to attend at any trial or hearing to give evidence or otherwise, and to provide assistance to enable the Sellers to mitigate, avoid, contest, remedy or defend any Third Party Claim;

11.2.5	except with the Sellers’ prior written consent, not admit liability in respect of or compromise, or settle any Third Party Claim.

11.3	The costs and expenses incurred in relation to the defense against the Third Party Claim shall be borne as follows:

11.3.1	All costs and expenses reasonably incurred by the Purchaser or the Company (other than internal costs such as labor or overhead costs) shall, to the extent the Third Party Claim constitutes a claim for which the Sellers are, subject to the limitations set forth in this Agreement, liable, be borne by the Sellers,.

11.3.2	In respect of all other costs and expenses incurred by the Sellers or the Purchaser, the Sellers and the Purchaser shall each bear their own costs and expenses.

12.	PURCHASER’S REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS

12.1	The Purchaser hereby guarantees to the Sellers by way of an independent promise of guarantee (selbstständiges Garantieversprechen) that the statements set forth in this Clause 12.1 are true and correct as at the Signing Date and the Closing Date. The representations and warranties in Clause 12.1.1 to Clause 12.2 below shall constitute separate, independent obligations of the Purchaser and the scope and content of each representation and warranty of each of them and any liability arising hereunder shall be exclusively defined by the provisions of this Clause 12, which provisions form an integral part of such representations and warranties.

12.1.1	The Purchaser has the full corporate authority to enter into this Agreement and to carry out the Transaction and the Transaction has been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed on behalf of the Purchaser and constitutes its binding obligations.

12.1.2	There is no action, suit, investigation or proceeding pending against, or threatened against or affecting the Purchaser before any court or arbitrator or any governmental body, agency, official or other third party which in any manner challenges or seeks to prevent the Transaction.

12.1.3	The execution and performance by the Purchaser of this Agreement and the Transaction require no prior approval by or filing with any governmental body, public agency or official or other third party.

12.1.4	The Purchaser is not insolvent or over-indebted and no insolvency proceedings have been initiated or opened, or rejected because of a lack of assets, and no circumstances exist which would justify the initiation or opening of such insolvency proceedings.

12.2	Following the Closing Date, in any event however for a period of three (3) years after the Closing Date, the Purchaser shall grant the Sellers and their advisors and representatives such access to the Company’s books and records during normal business hours as the Sellers may require for auditing and tax purposes.

13.	NO LEAKAGE AND OTHER COVENANTS

13.1	The Sellers undertake to cause the Company that in the period from the Signing Date until the Closing Date, and so far as legally permissible, unless otherwise contemplated by this Agreement, required by law or order of a competent court or similar body, or with the prior consent of the Purchaser, the Company (i) shall conduct the Business in all material respects in the ordinary course of business consistent with past practice, (ii) will continue to make regularly scheduled payments on existing payables and Indebtedness, and (iii) shall not, unless contained in Schedule 13.1:

13.1.1	declare, make or pay any dividend or distribution or repayment of share capital; provided, that the Sellers may pay a dividend to the Sellers in the amount of EUR 2,300,000 (in words: two million three hundred thousand Euro) in the aggregate;

13.1.2	change the share capital of the Company or repurchase or redeem (einziehen) any of the Shares;

13.1.3	issue any shares or any other equity interest or grant any option in respect of the issue of any such share or interest;

13.1.4	adopt any domination, profit and loss transfer or any other enterprise agreements (Unternehmensverträge) within the meaning of section 291, 292 of the German Stock Corporation Act involving the Company;

13.1.5	enter into any merger, split-off, spin-off, conversion or any other restructuring, recapitalization or reorganization, in particular under the German Transformation Act (Umwandlungsgesetz) involving the Company;

13.1.6	amend the articles of association of any the Company;

13.1.7	enter into any acquisition of shares or equity interests in any company or partnership or business for consideration, whether by way of share deal, asset deal, merger or otherwise;

13.1.8	take out any loan or other borrowing of money, incur any Indebtedness, not including customary extensions of the terms of payment of trade payables;

13.1.9	make a material change in its accounting or tax reporting principles, methods or policies, except as required under German GAAP or applicable local GAAP or applicable tax laws and rules;

13.1.10	materially amend the insurance protection for the Business existing as at the Signing Date;

13.1.11	effect or permit any Leakage; and

13.1.12	enter into any written agreement to do any of the foregoing.

13.2	“Leakage” shall mean (i) any of the actions listed in Clause 13.1.1 to 13.1.10 and 13.1.12 and (ii) any of the following actions carried out in any particular case to or for the benefit of the Sellers or to or for the benefit of an Affiliate of the Sellers (collectively the “Sellers’ Affiliates”):

13.2.1	any interim or other dividend or similar distribution (whether in cash or in kind) declared, paid or made by the Company (including hidden distributions), other than as expressly permitted pursuant to the last section of Clause 13.1.1;

13.2.2	any guarantee of any indebtedness for borrowed money;

13.2.3	any advisory, management, transaction, service or other charges or fees or salaries paid, to be paid or reimbursed by the Company or the grant of any other financial benefit or compensation;

13.2.4	any return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) by the Company or any amount payable on the repurchase, redemption, or reduction of any share capital in the Company;

13.2.5	to the extent not for fair value (ohne angemessene Gegenleistung), any waiver or release, or commitment to waive or release, by the Company of any amount or obligation owed or due to the Company; and

13.2.6	any agreement to do any of the foregoing.

The payments and transactions listed in Schedule 13.2 have been disclosed to the Purchaser prior to the Signing Date and shall not constitute Leakage.

13.3	If there is a breach of the covenant set out in Clause 13.1.11 in the period from the Signing Date until the Closing (a “Leakage Breach”), then, the Sellers shall pay to the Company on an Euro-for-Euro basis an amount equal to the amount of the Leakage constituting the Leakage Breach.

13.4	Schedule 13.4(a) contains a waiver of the Company for any actual or contingent or known or unknown claim against the Sellers and Sellers’ Affiliates relating to (i) Sellers’ ownership of the Company as well as (ii) the Sellers’ actions as managing directors of the Company, as applicable, during the time period ending upon Closing to the extent not regulated pursuant to this Agreement as well as a corresponding waiver of the Sellers for such claims relating to Sellers’ ownership of the Company against the Company. Immediately following Closing, the Purchaser shall pass a shareholders’ resolution of the Company (a draft of which is attached as Schedule 13.4(b)) confirming and approving the execution of said waiver by the Company and procure that following Closing, the Company does not raise any claim against any of the Sellers or Sellers’ Affiliates related to Sellers’ ownership of the Company.

If, following the Closing, the Sellers or any of their Affiliates or their respective officers, directors, board members or employees; (collectively referred to as “Beneficiaries”) are held liable for any existing or future liability or obligation (whether known or unknown, actual or contingent) of the Company or of the Sellers towards the Company or any liability or obligation arising out of, or in connection with, the conduct of the Business, then the Purchaser shall indemnify and hold harmless (by way of agreement for the benefit of third parties within the meaning of section 328 paragraph 1 German Civil Code) the Beneficiaries in respect of the relevant liability or obligation, except for liabilities or obligations that have either been caused by wilful misconduct (Vorsatz) of the Beneficiaries or that are based on actions of the Beneficiaries after the Closing Date. The Purchaser shall in particular indemnify and hold harmless the Beneficiaries against any and all liability, loss or damage together with all reasonable costs and out-of-pocket expenses arising out of, connected with, or resulting from any such liability or obligation and the defense thereof. This shall not apply with respect to the Sellers (i) if and to the extent the Purchaser has the right to be compensated for such liability or obligation by the Sellers pursuant to the terms of this Agreement and (ii) in cases in which the Purchaser has lost full ownership of or influence over the Company due to a initiated or opened insolvency proceedings of the Company provided the initiation or opening of such insolvency proceedings would result in a Breach of Sellers’ Guarantee under Clause 8.5.

13.5	Other than (i) as the holder of not more than 5% of the total outstanding stock of a publicly-held company, or (ii) in connection with such Seller’s employment or service arrangement with the Company or the Purchaser, the Sellers undertake that they will not, directly or indirectly, individually or collectively or in any capacity whatsoever, engage in, prepare to engage in, or assist others in engaging in or preparing to engage in developing, distributing and/or marketing any software products that are predominantly designed for the following purposes: cloud backup, archiving, email archiving (the “Restricted Business”), provided however that for purposes of Seller 6, Restricted Business shall include only products competitive to the Mailstore Software and the current products of the Carbonite group as of the Closing Date. The Sellers agree that the foregoing restrictions shall be binding for a period of thirty (30) months after the Closing Date (the “Restricted Period”), and that such provisions shall apply with respect to the Restricted Business worldwide.

13.5.1	During the Restricted Period, the Sellers shall not directly or indirectly through another Person (i) induce, attempt to induce or hire any Person who is an employee of the Company or the Purchaser to leave the employ of the Company or the Purchaser, as applicable, (ii) call on, solicit or service any current customer, supplier, licensee, licensor or other business relation or prospective client of the Company for products or services competitive with the business (other than as an employee on behalf of the Company or Purchaser) or (iii) induce or attempt to induce any current customer, supplier, licensee, licensor or other current or prospective business relation of the business to ceases (or reduce its rate of) doing business with the Company.

13.5.2	The Parties hereto agree that the duration and geographic scope of the non-competition, non-solicitation and no-hire provisions set forth in this Clause 13.5 are reasonable. In the event that any court determines that the duration or geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Parties hereto agree that the provision shall remain in full force and effect for the greatest extent permitted by applicable law.

13.6	The Sellers acknowledge and agree that all Seller Transaction Expenses are commercially the sole responsibility of the Sellers and shall be paid on or prior to the Closing by the Sellers or by the Company out of funds which are not to be retained in the Company after the Closing Date. For the avoidance of doubt, the Sellers acknowledge and agree that no Seller Transaction Expenses are the responsibility or liability of the Company or the Purchaser after the Closing Date and agree to indemnify the Company or the Purchaser for any Seller Transaction Expenses which may be claimed by a third party from the Company or the Purchaser after the Closing Date and the Company or the Purchaser has no obligation to pay such Seller Transaction Expenses on behalf of the Sellers and/or the Company.

14.	CONFIDENTIALITY

14.1	Save as required by law or by any regulation, rule or any court, governmental or quasi-governmental authority or with the prior written consent of the other Parties, each Party shall keep strictly confidential, and no Party shall make any press release or similar public announcement or disclosure about:

14.1.1	the existence and the contents of this Agreement and any details of the Transaction; and

14.1.2	any information they have received about each other and about the other’s Affiliates since they commenced talks about the Transaction, to the extent that such information is not known or available to the public, or the respective other Party has not consented to the disclosure of the information.

14.2	If any disclosure or announcement of confidential matters referred to in Clause 14.1 is required by law or by any regulation, rule or any court, governmental or quasi-governmental authority, such disclosure may be made by the Party which has been addressed but only upon advice of its legal counsel and to the extent legally permissible and reasonably possible after:

14.2.1	having informed the other Parties without undue delay about the existence and scope of such obligation and the circumstances under which the obligation has been imposed upon it;

14.2.2	ensuring the confidential treatment of such information disclosed to the relevant public authority, court or regulatory body;

14.2.3	consulting with the other Parties on possible steps to avoid or limit the disclosure; and

14.2.4	taking into account any reasonable steps another Party may request to prevent or limit the scope or impact of such disclosure.

14.3	Notwithstanding Clause 14.1, the Sellers and the Purchaser may disclose the existence and content of this Agreement and the Transaction on a confidential basis to:

14.3.1	any investor in a fund which holds an (indirect) interest in the Purchaser, respectively;

14.3.2	a potential lender (bank and/or other financial institution) or security trustee (and/or agent) acting on behalf of one or several lenders (and any professional advisors of such potential lender, trustee or agent) which have entered into or expressed an interest in entering into, any financing or loan agreements with the Company, the Sellers and/or the Purchaser and/or any of their subsidiaries, respectively and which have entered into a confidentiality agreement with the Company in connection with the Transaction.

14.4	The Purchaser shall, and shall cause the Company and its legal successor to, inform the Sellers in a timely manner of any inquiries, requests, notices or similar correspondence received by the Purchaser or the Company after the Closing Date from any Taxing Authority and relating to any Seller.

14.5	The Parties shall ensure that their Affiliates from time to time, and the Purchaser shall also ensure that the Purchaser’s Representatives, comply with the obligation in this Clause 14.

15.	MISCELLANEOUS

15.1	Any payments pursuant to or in connection with this Agreement shall be made by wire transfer for value as at the relevant due date in immediately available funds in Euros, free of any taxes, bank charges and other deductions. Any payment shall be deemed to have been made only upon unconditional and irrevocable crediting of the full amount payable to the relevant bank account.

15.2	If any payment pursuant to or in connection with this Agreement:

15.2.1	falls due on a day other than a Business Day it shall be payable on the first Business Day following the original due date;

15.2.2	is not made in full when due, the outstanding amount shall bear interest at a rate of eight per cent (8%) per annum (based on a 360 day year and the actual number of days elapsed) from and including the date the payment was due up to and including the date of the actual payment.

15.3	The Purchaser shall not be entitled to exercise a right of set-off (Aufrechnung) or retention (Zurückbehaltungsrecht) with respect to its obligations to make any payments pursuant to this Agreement, unless the Purchaser’s Claim on which the Purchaser has based its right of set-off or retention has been acknowledged by the Sellers in writing or has been determined by a final and non-appealable court judgment or arbitral award.

15.4	All notary, court, registration or similar fees, real estate and other transfer taxes (including VAT), stamp duties and other public levies, as well as the costs or fees of any merger control proceedings or other governmental approvals or filings connected with the execution and implementation of this Agreement, shall be borne by the Purchaser. Save as aforesaid, each Party shall bear its own costs and taxes and the costs of its advisors.

15.5	This Agreement, including the Schedules, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes any previous agreements, save only for the Confidentiality Agreement which shall continue in full force and effect until but shall expire after Closing has occurred. Any supplements or amendments to or a termination of this Agreement, as well as any declarations to be made hereunder, shall be valid only if made in writing, or if required by law, in due notarial form. This shall also apply to any change to, or cancellation of this Clause 15.5.

15.6	Unless provided otherwise in this Agreement, all declarations (Willenserklärungen) to be made or notices to be given by any Party pursuant to this Agreement shall be in writing in English and delivered by hand, by courier, by telefax or electronic mail to the person at the address set forth below. A change of address shall only become effective once notified by the respective Party to the other Parties in accordance with this Clause 15.6. The receipt of copies of a notice where specified below shall not constitute or substitute the receipt of such notice by the respective Party itself.

To the Sellers:	Seller 4

With a copy to:	GLNS Rechtsanwälte Steuerberater mbB Attn: Andreas Scheidle / Dr. Matthias Mittermeier Max-Joseph-Str. 7 80333 Munich Germany Email: scheidle@glns.de / mittermeier@glns.de Fax: +49 (0) 89 89 05 89 299

To the Purchaser:	Carbonite Germany GmbH Attn: General Counsel c/o Field Fisher Waterhouse Deutschland LLP Attn: Felix Wittern and Florian Streiber Am Sandtorkai 68 20457 Hamburg Germany Email: legal@carbonite.com

With a copy to:

Field Fisher Waterhouse Deutschland LLP

Attn: Felix Wittern and Florian Streiber

Am Sandtorkai 68

20457 Hamburg

Germany

Email: Felix.Wittern@fieldfisher.com /

Florian.Streiber@fieldfisher.com

and

Foley & Lardner LLP

Attn: Susan Pravda, Esq.

111 Huntington Avenue

Suite 2500

Boston, MA 02199

Email: spravda@foley.com

Fax: 617-342-4001

15.7

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, except that Purchaser, on the one hand, and the Sellers on the other hand, may not assign their respective obligations hereunder without the prior written consent of the other party; provided that Purchaser may assign its rights under this Agreement to (a) any Affiliate of Purchaser, (b) any purchaser of all or substantially all of the assets of Purchaser or (c) to lender of Purchaser as collateral security for borrowing, at any time whether prior to, on or following the Closing Date. Any assignment in contravention of this provision shall be void. Any such permitted assignment shall only become effective after the Share Purchase Price has been received by the Sellers. The Purchaser shall notify the Sellers of any such assignment and the assignee.

15.8	Unless otherwise explicitly provided for in this Agreement, neither this Agreement nor any provision contained in this Agreement is intended or shall operate to confer any rights or remedies upon any person or entity other than the Parties. In particular the Parties agree that, except for Clause 13.4, no provision of this Agreement constitutes a contract for the benefit of a third party within the meaning of section 328 German Civil Code or otherwise (kein Vertrag zugunsten Dritter oder mit Schutzwirkung für Dritte).

15.9	In this Agreement:

15.9.1	any German legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Germany, be construed to include what most closely resembles in that jurisdiction to the German legal term and any reference to any German statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and

15.9.2	the headings shall not affect the interpretation of this Agreement.

16.	SEVERABILITY

16.1	Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable in whole or in part, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The Parties are aware of the Federal Supreme Court’s (Bundesgerichtshof) case law, whereby a severability clause merely reverses the burden of proof. However, it is the express intention of the Parties to maintain the validity of the remaining provisions at all events and thus to exclude the applicability of section 139 German Civil Code as a whole.

16.2	The same shall apply:

16.2.1	if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke); in which case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or

16.2.2	if any provision of this Agreement is invalid because of the scope of any time period of performance stipulated in this Agreement; in which case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

17.	GOVERNING LAW AND PLACE OF JURISDICTION

17.1	This Agreement shall be governed by the laws of Germany. This Agreement otherwise is to be interpreted and construed solely in accordance with German law and usage of terminology, including all legal concepts and terms contained in this Agreement, the English translations of which may not be identical with the original German terms in their respective legal understanding. The English language version of this Agreement is determinative (even if a translation is made), except where German expressions are used in brackets, in which case the German expression shall prevail. Any possible current or future obligations between the Parties which fall under the EC Regulation No 864/2007 on the Law Applicable to Non-Contractual Obligations (Rome II) are also governed by German law.

17.2	The place of exclusive jurisdiction is Dusseldorf for all disputes between the Parties arising out of or in connection with this Agreement or regarding its validity (including, without limitation, disputes on claims based on tort) for which there is no other exclusive place of jurisdiction.

* * *

The Agreement was signed and notarized before a German notary in accordance with German law.

SCHEDULE 2.1: DEFINITIONS

In this Agreement the following words and expressions shall have the following meanings:

“Affiliate”	has the meaning given to it in sections 15 et. Seq. German Stock Corporation Act (AktG);

“Agreement”	means this agreement including its Schedules;

“Beneficiaries”	has the meaning given to it in Clause 13.4;

“Breach”	has the meaning given to it in Clause 9.1;

“Business”	means the business of the Company as carried out on the Signing Date;

“Business Day”	means a day on which banks in Frankfurt am Main and Munich (Germany) are open for the transaction of normal commercial business;

“Closing”	has the meaning given to it in Clause 4.1;

“Closing Action” or “Closing Actions”	has the meaning given to it in Clause 6.2;

“Closing Date”	has the meaning given to it in Clause 6.1.1;

“Company”	has the meaning given to it in Clause 1.1;

“Company’s Information Technology”	has the meaning given to it in Clause 8.13.5;

“Condition Precedent”	has the meaning given to it in Clause 4.1;

“Confidentiality Agreement”	means the confidentiality agreement dated 18 July 2014 between Pericap AG and Carbonite, Inc., as amended and restated from time to time;

“Contaminants”	has the meaning given to it in Clause 8.13.5;

“Customer Licensing”	has the meaning given to it in Clause8.13.3;

“Effective Date”	means 01 August 2014, 00:00 hours CEST;

“Escrow Agent”	has the meaning given to it in Clause 5.2;

“Escrow Agreement”	has the meaning given to it in Clause 5.2;

“Forfeiture Event”	has the meaning given to it in Clause 5.3;

“German Civil Code”	means Bürgerliches Gesetzbuch (BGB);

“German Commercial Code”	means Handelsgesetzbuch (HGB);

“German Stock Corporation Act”	means Aktiengesetz (AktG);

“German Tax Code”	means Abgabenordnung (AO);

“German Transformation Act”	means (Umwandlungsgesetz) (UmwG);

“Holdbacks”	means (i) the Representation and Warranty Hold-Back and (ii) the Management Retention Hold-Back;

“Indebtedness”	has the meaning without duplication, the aggregate amount of the Company’s liability for the following: (i) all indebtedness for borrowed money; (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by any Company; (iv) any obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business); (v) any obligations (including breakage costs) under interest rate or currency swap transactions or other hedging programs (valued at the termination value thereof); (vi) any obligations with respect to any factoring programs; (vii) any obligation in respect of banker’s acceptances or letters of credit (to the extent drawn); (viii) all interest, fees, prepayment premiums and other expenses owed with respect to any indebtedness and liabilities of the type referred to in clauses (i) through (vii) above; and (ix) all indebtedness and liabilities of the type referred to in clauses (i) through (vii) above which are directly or indirectly guaranteed by the Company or which the Company has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. Indebtedness shall be determined without regard to the consummation of the transactions contemplated by this Agreement, and in accordance with German GAAP;

“Initial Share Purchase Price”	has the meaning given to it in Clause 5.4;

“Insurance Policies”	has the meaning given to it in Clause 8.12;

“Intellectual Property”	has the meaning given to it in Clause 8.13;

“Leakage”	has the meaning given to it in Clause 13.2;

“Leakage Breach”	has the meaning given to it in Clause 13.3

“Lease Agreements”	has the meaning given to it in Clause 8.11;

“MailStore Software”	has the meaning given to it in Clause 8.13.2;

“Management Retention Hold-Back”	has the meaning given to it in Clause 5.3;

“Material Agreements”	has the meaning given to it in Clause 8.9;

“Net Hold-Back Amount”	has the meaning given to it in Clause 5.2;

“Open Source Software”	has the meaning given to it in Clause 8.13.6;

“OSS Components”	has the meaning given to it in Clause 8.13.2;

“Parties”	has the meaning given to it in the introduction to this Agreement;

“Pre-Effective Date Period”	has the meaning given to it in Clause 10.3.1;

“Pre-Effective Date Straddle Tax Period”	has the meaning given to it in Clause 10.3.3;

“Pre-Effective Date Taxes”	has the meaning given to it in Clause 10.3.1;

“Purchaser”	has the meaning given to it in the introduction to this Agreement;

“Purchaser’s Claim”	has the meaning given to it in Clause 9.2;

“Purchaser’s Representatives”	has the meaning given to it in Clause 8.26.1;

“Reference Financial Statements”	means the audited financial statements of the Company as of the 31 July 2014;

“Registered IP Rights”	has the meaning given to it in Clause 8.13.1;

“Relevant Knowledge Bearers”	has the meaning given to it in Clause 8.25;

“Relevant Knowledge Bearers Certificates”	has the meaning given to it in Clause 8.25;

“Representation and Warranty Hold-Back”	has the meaning given to it in Clause 5.2;

“Restricted Business”	has the meaning given to it in Clause 13.5;

“Restricted Period”	has the meaning given to it in Clause 13.5;

“Seller 1”	has the meaning given to it in the introduction to this Agreement;

“Seller 2”	has the meaning given to it in the introduction to this Agreement;

“Seller 3”	has the meaning given to it in the introduction to this Agreement;

“Seller 4”	has the meaning given to it in the introduction to this Agreement;

“Seller 5”	has the meaning given to it in the introduction to this Agreement;

“Seller 6”	has the meaning given to it in the introduction to this Agreement;

“Sellers”	has the meaning given to it in the introduction to this Agreement;

“Sellers’ Account”	has the meaning given to it in Clause 6.2.1;

“Sellers’ Affiliates”	has the meaning given to it in Clause 13.2;

“Sellers’ Guarantee” or “Sellers’ Guarantees”	has the meaning given to it in Clause 8.1;

“Sellers’ Knowledge”	has the meaning given to it in Clause 8.25;

“Seller Transaction Expenses”	means any fees, charges, expenses and other amounts incurred by or on behalf of the Sellers or the Company (including legal, accounting, brokerage, investment banking, consulting and other professional or similar fees, charges and expenses) relating to this Agreement or the transactions contemplated hereby;

“Shares”	has the meaning given to it in Clause 1.1;

“Share Purchase Price”	has the meaning given to it in Clause 5.1;

“Signing Date”	means the date of the notarization of this Agreement;

“Straddle Tax Period”	has the meaning given to it in Clause 10.3.3;

“Tax” or “Taxes”	has the meaning given to it in Clause 10.1;

“Tax Asset”	means any (i) Tax Refund, Tax credit, any Tax saving, (ii) any Tax item that can be carried forward or backward as a Tax loss to reduce any Tax, or (iii) any other kind of Tax advantage;

“Taxing Authority”	has the meaning given to it in Clause 10.1;

“Tax Claim”	has the meaning given to it in Clause 5.2;

“Tax Claim Event”	has the meaning given to it in Clause 5.3;

“Tax Proceedings”	has the meaning given to it in Clause 10.6.1;

“Tax Refund”	has the meaning given to it in Clause 10.4;

“Tax Return”	means any return (Steuererklärung), declaration (Steueranmeldung) or similar document relating to any Tax and to be submitted to any Taxing Authority, including any schedule or attachment thereto;

“Third Party Claim”	has the meaning given to it in Clause 11.1;

“Third Party Components”	has the meaning given to it in Clause 8.13.2;

“Transaction”	has the meaning given to it in Clause 4.1;

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